FILED PURSUANT TO RULE 424 (B)(3)

REGISTRATION NO. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 22, 2005

TO THE PROSPECTUS DATED FEBRUARY 28, 2005

This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Paladin Realty Income Properties, Inc. dated February 28, 2005 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

		Supplement No. 1 Page Number	Prospectus Page Number
A.	Status of the Offering	1	N/A
B.	Initial Acquisition—801 Fiber Optic Drive	1	N/A
C.	Changes within Paladin Realty	3	N/A
D.	Suitability Standards	5	i
E.	Estimated Use of Proceeds	5	41
F.	Supplemental Sales Materials	9	139
G.	Other Changes	9	N/A

A. STATUS OF THE OFFERING

On December 2, 2005, we accepted $1,246,670 in subscriptions, excluding subscriptions received from Pennsylvania investors and have, therefore, reached our Minimum Offering. As of December 12, 2005, including subscriptions accepted subsequent to December 2, 2005, we have accepted aggregate gross offering proceeds of $1,398,168 from the offering. Our escrow agent has received $21,000 of gross proceeds being held in escrow related to subscriptions from Pennsylvania investors.

B. INITIAL ACQUISITION—801 FIBER OPTIC DRIVE

On November 2, 2005, we purchased a 63.86% tenant-in-common interest in a property and its improvements located at 801 Fiber Optic Drive in the Central Arkansas I-440 Business Park in North Little Rock, Arkansas, which we refer to as “801 Fiber Optic Drive”. The total appraised value of 801 Fiber Optic Drive was approximately $4.1 million. The purchase price for our 63.86% interest was $2,618,260, plus approximately $133,000 in closing costs and prepaid escrow amounts.

The interest in 801 Fiber Optic Drive was purchased from an unaffiliated third party, Makor Properties, LLC, through PRIP 801, LLC, which we refer to as PRIP, a Delaware limited liability company managed by our operating partnership Paladin Realty Income Properties, L.P., which we refer to as Paladin OP. PRIP is a joint venture formed for this acquisition between us and 801 FO, LLC, the remaining 36.14% tenant-in-common interest holder in 801 Fiber Optic Drive. The property has previously been and will continue to be managed by the controlling member of 801 FO, LLC for which it will receive a customary property management fee. In connection with the acquisition, we refinanced the existing debt on the property of approximately $2.4 million, paying down approximately $0.5 million and financing the remainder through a loan from CWCapital LLC in the amount of $1.95 million, which we refer to as the “mortgage loan”. Paladin OP’s ownership interest in PRIP was increased to approximately 73.5% by the capital advanced in connection with the refinancing. Paladin Advisors is entitled to acquisition fees of $93,992 and asset management fees of $20,507 on the acquisition of 801 Fiber Optic Drive. Pursuant to the terms of the Advisory Agreement, Paladin Advisors has elected to defer (without interest) receipt of these fees.

801 Fiber Optic Drive consists of approximately 10.95 acres of real property and a 56,336 square foot building that was completed in 2001, which is 100% leased to FedEx Ground Package System, Inc., which we refer to as FedEx Ground, pursuant to a ten year net lease that commenced on August 1, 2001 and expires on July 31, 2011. FedEx Ground is a subsidiary of FedEx Corporation, a provider of transportation, e-commerce and supply management services. FedEx Ground also has the option to extend the lease for two additional five year periods. The first option is through July 31, 2016 at $405,792 per annum. The second option is through July 31, 2021 at $446,376 per annum.

The building was a build-to-suit project for FedEx Ground that was completed in 2001. FedEx Ground has been the only tenant in the building. The average effective annual rental rate per square foot for each of 2002 through 2004 and that portion of 2001 for which the building was leasable was $6.00 and the average occupancy rate for such period was 100%.

FedEx Ground leases 100% of the total leasable area of the property for an annual rental income of $338,160, which represents 100% of the total income on the property. The building is used as a small package distribution facility and is designed to facilitate the sorting and transfer of small packages. We believe that the property is suitable and adequate for its intended purpose and is adequately covered by insurance.

We have no proposed programs for the renovation, improvement or further development of the property at this time.

The competitive conditions of 801 Fiber Optic Drive are favorable. 801 Fiber Optic Drive is located in one of the newest business parks in the Little Rock market located on State Highway 165, less than one mile east of the interchange with I-440. A rail line traverses the south edge of the business park and the property has fiber optic capability.

For federal income tax purposes, the tax basis in the 801 Fiber Optic Drive property is approximately $2.6 million. Depreciation expense with respect to the real property component of 801 Fiber Optic Drive (other than land) will be depreciated on a straight-line basis using an estimated useful life of 39 years. Realty taxes for the fiscal year ended December 31, 2004 on 801 Fiber Optic Drive were $19,842 at a tax rate of 1.18%.

In connection with this acquisition, Paladin Realty assigned the purchase agreement to acquire 801 Fiber Optic Drive and related amendments to PRIP. Paladin Realty is our sponsor and our executive officers are also officers and principals of Paladin Realty.

The acquisition of 801 Fiber Optic Drive was partially funded through the assignment of proceeds from a note by and between Paladin Realty and Wachovia Bank, N.A. dated October 17, 2005, which we refer to as the “Paladin Realty note” to us in the amount of $1.7 million, the proceeds of which were contributed to Paladin OP and used to make Paladin OP’s investment in PRIP. The Paladin Realty note was personally guaranteed by James R. Worms, our President, John A. Gerson, our Chief Financial Officer and Michael B. Lenard, our Executive Vice President, Secretary and Counselor. Principal and interest on the Paladin Realty note are due on February 28, 2006. Assignment of the proceeds was made pursuant to a note by and between Paladin Realty and us, which we refer to as the “Company note” on substantially similar terms as the Paladin Realty note. The Company note provides for a loan in the amount of $1.7 million, with an interest rate based on LIBOR plus 2.25%. Payments on the Company note are due in consecutive monthly payments of accrued interest only, commencing on December 1, 2005, and continuing on the same day of each month thereafter until fully paid. The principal and accrued interest on the Company note are due on demand. In the event of a default by us under the Company note including nonpayment, false warranty, bankruptcy, or certain changes in our structure or business, Paladin Realty may accelerate the maturity of the Company note, and charge additional interest at a rate of 3%. We have repaid $1.2 million of the Company note using proceeds from the offering. As of the date of this Supplement, there is a balance of $500,000 remaining on the Company note.

The mortgage loan with CWCapital LLC discussed above pays interest only at a fixed interest rate of 5.498% through November 1, 2010, the anticipated repayment date. If the mortgage loan is not repaid or refinanced as of the anticipated repayment date, interest will accrue at a rate per annum equal to the greater of (a) 5.498% plus three percentage points and (b) the treasury rate plus three percentage points. Pursuant to the terms of a cash management agreement, PRIP is required to post a $550,000 letter of credit by the 25th month anniversary of the loan date, or the lender will sweep and retain all cash flow from the property. If PRIP does not pay off the loan on November 1, 2010, the lender can apply the letter of credit (or retained cash flow) and will continue to sweep all cash flow to repay the loan. In the event of a default under the loan documents, the cash management agreement further provides that the lender may sweep cash from all accounts maintained by PRIP with the lender (including rent accounts from the property). The estimated balance to be due at the anticipated repayment date is $1,950,000.

In general, the mortgage loan may not be prepaid until the earlier of (a) three years or (b) two years after the loan is sold into a securitization pool and the note cannot be retired or paid off except through a defeasance. In general, no sale, encumbrance or other transfer of an interest in the property is permitted without the lender’s prior written consent. Alex Gilbert, the managing member of 801 FO LLC, has guaranteed the non-recourse standard loan carve outs, and in exchange for his guarantee, Paladin Realty has agreed to fully indemnify him against any defaults caused by the borrower through standard default provisions such as bankruptcy, fraud, misapplication of proceeds and certain environmental violations. The loan agreement obligation is secured by a mortgage on the property and an assignment of rents and personal property. In addition PRIP has entered into an environmental and hazardous substance indemnification agreement.

The mortgage loan and ancillary agreements contain various covenants, which among other things, limit the ability of PRIP to incur indebtedness, engage in certain business activities, enter into material leases on the property and transfer its interest in the property. The mortgage loan and ancillary agreements also contain customary events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the property and bankruptcy-related defaults. In the event of a default, the mortgage loan may be accelerated and all amounts due under the loan will become immediately due and payable.

C. CHANGES WITHIN PALADIN REALTY

Our sponsor Paladin Realty had a change in its ownership pursuant to which the children and grandchildren of William E. Simon, Sr., whom we refer to as the “Simon Family,” no longer have an investment in Paladin Realty and one management committee member of Paladin Realty has changed. The ownership change was accomplished by creating a new entity named Paladin Realty Partners, LLC, which is 100% owned by the officers and managers of Paladin Realty, to serve as the new sponsor of Paladin REIT. This change did not otherwise affect the management of Paladin Realty.

Following this ownership change, our sponsor continues to be named Paladin Realty Partners, LLC. In the prospectus, references to our sponsor, Paladin Realty Partners, LLC or Paladin Realty will refer to either (1) Paladin Realty prior to this ownership change or (2) Paladin Realty following the ownership change, as required by the context in which those terms are used. All references to the prior real estate investments sponsored or advised by Paladin Realty collectively refers to Paladin Realty before and after this ownership change, as the management team that owns 100% of Paladin Realty following this change is the same management team that managed all of those investments.

Ownership of the 500 shares of common stock previously purchased by our sponsor and 100% of the ownership interests in Paladin Realty Advisors, LLC have been transferred to the new Paladin Realty entity, which is now our sponsor.

In connection with the changes described above, the following changes are hereby made to the Prospectus:

(1) The chart included in the section “Our Structure” on page 11 of the Prospectus is hereby replaced in its entirety with the following chart:

(2) The Section “Management—Affiliated Companies—Paladin Realty Partners, LLC” on page 58 of the Prospectus, is hereby replaced in its entirety with the following section:

Affiliated Companies

Paladin Realty Partners, LLC

Our sponsor is Paladin Realty, which was formed on August 5, 2005. Since 1995, Paladin Realty and its predecessors and affiliates have managed real estate investments for high net worth individuals, foundations and institutions. As of September 30, 2005, Paladin Realty or its affiliates have sponsored or advised 26 real estate investment partnerships that collectively have approximately $400 million of equity committed to 163 properties located throughout the United States and Latin America with an aggregate purchase price, including debt and equity from joint venture partners, of approximately $1.4 billion. Paladin Realty is the managing member of, and holds a 100% equity interest in, Paladin Advisors. Paladin Realty’s headquarters are located at 10880 Wilshire Blvd., Suite 1400, Los Angeles, California 90024.

The manager and each of the officers and the management committee members of Paladin Realty holds, directly or indirectly, 100% of the economic ownership interests in Paladin Realty.

Paladin Realty’s activities are managed by James R. Worms, as its manager, and a management committee consisting of Mr. Worms and three other members. As manager, Mr. Worms directs the day to day activities of Paladin Realty. The following are the manager, the officers and the management committee members of Paladin Realty:

Name	Position

James R. Worms	President, Manager and Management Committee Member

Michael B. Lenard	Counselor, Principal and Management Committee Member

John A. Gerson	Chief Financial Officer and Management Committee Member

William K. Dunbar	Principal

Philip T. Fitzgerald	Principal

David L. Gold	Principal

Frederick Gortner	Principal

Whitney A. Greaves	Principal

Scot E. Hadley	Controller

Jay G. Hartman	Vice President

Robert W. MacDonald	Management Committee Member

Mary-Louise Quinn	Senior Asset Manager

The backgrounds of the persons listed above can be found on pages 58-60 of the Prospectus. Pursuant to the ownership change described above, J. Peter Simon will no longer participate as a member of the management committee of Paladin Realty.

D. SUITABILITY STANDARDS

The 9th paragraph on page i of the Prospectus is hereby revised to add Kansas to the following paragraph:

“Kansas, Missouri, Ohio and Pennsylvania—In addition to our suitability requirements, investors must have a net worth of at least ten (10) times their investment in our common stock.”

E. ESTIMATED USE OF PROCEEDS

In connection with the registration of this offering in the state of Minnesota, we agreed to add an additional column to the Estimated Use of Proceeds table to show fees and expenses to be paid in connection with the offering excluding shares sold pursuant to the dividend reinvestment plan. The Estimated Use of Proceeds table on page 41 of the Prospectus, is hereby replaced in its entirety with the following section, in order to make this change.

ESTIMATED USE OF PROCEEDS

The following table sets forth information about how we intend to use the proceeds raised in this offering. The table shows three scenarios:

•	the “Minimum Offering” assumes that we reach the minimum offering of $1,000,000 by selling 100,000 shares at $10 per share pursuant to this offering and that we sell no shares pursuant to our dividend reinvestment plan; and

•	the “Maximum Offering Including Shares Sold Pursuant to the Dividend Reinvestment Plan” assumes we sell the maximum 38,500,000 shares at $10 per share, including 3,500,000 shares pursuant to our dividend reinvestment plan.

•	the “Maximum Offering Excluding Shares Sold Pursuant to the Dividend Reinvestment Plan” assumes we sell the maximum 38,500,000 shares at $10 per share, excluding 3,500,000 shares pursuant to our dividend reinvestment plan.

We agreed to include the third scenario in connection with the registration of this offering in the State of Minnesota. The purpose of this column is to show the fees and expenses to be paid in connection with the offering excluding shares sold pursuant to the dividend reinvestment plan.

The Estimated Use of Proceeds table is located on the following page 42.

Under both scenarios, we have not given effect to any special sales or volume discounts that could reduce the selling commissions. See the “Plan of Distribution” section of this prospectus for a description of the special sales or volume discounts.

Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. We expect that at least 84.7% of the money you invest will be used to buy real estate or to invest in real estate related investments, while the remaining up to 15.3% will be used to pay expenses and fees, including the payment of fees to Paladin Advisors, our advisor, and Prospect Financial Advisors, the dealer manager for this offering. Our fees and expenses, as listed below, include the following:

•	Selling commissions equal to 7.0% of gross offering proceeds are payable to Prospect Financial Advisors from sales to the public and 4.0% of gross offering proceeds received from our dividend reinvestment plan. Prospect Financial Advisors, in its sole discretion, may reallow to participating broker-dealers all selling commissions attributable to shares sold by them. The amount of selling commissions may also be reduced under certain circumstances for special sales or volume discounts. The difference in the percentage of proceeds in the Maximum Offering Including Shares Sold Pursuant to the Dividend Reinvestment Plan and the Maximum Offering Excluding Shares Sold Pursuant to the Dividend Reinvestment Plan is the effect of the lower selling commissions that will be charged on shares sold pursuant to the dividend reinvestment plan.

•	The dealer manager fee is payable to Prospect Financial Advisors. Prospect Financial Advisors, in its sole discretion, may reallow a portion of its dealer manager fee to participating broker-dealers as marketing fees or as reimbursement for offering-related expenses. The dealer manager fee is equal to 2.5% of the gross proceeds from the sale of shares, except that the dealer manager fee will not be charged on shares issued pursuant to our dividend reinvestment plan. As a result, the dealer manager fee is equal to 2.3% of the gross offering proceeds of all shares that may be sold in this offering, including shares to be issued pursuant to our dividend reinvestment program.

•

Organization and offering expenses consist of reimbursement of actual legal, accounting, printing and other accountable offering expenses, other than selling commissions and the dealer manager fee, including amounts to reimburse Paladin Advisors or Prospect Financial Advisors for all marketing related costs and expenses, including, but not limited to, expenses relating to registering and marketing the shares and other marketing and organization costs, travel, food and lodging expenses, expense reimbursements for educational meetings, attendance fees and expense reimbursements for broker-dealer sponsored conferences, attendance fees and expenses for industry sponsored conferences, and informational seminars, promotional items, legal fees for the dealer manager, technology costs and expenses attributable to the offering, and payment or reimbursement of bona fide due diligence expenses of the dealer manager and the participating broker-dealers. Paladin Advisors and its affiliates will be responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 3.0% of aggregate gross offering proceeds from this offering, without recourse against or reimbursement by us. Many of the organization and offering expenses, such as the costs of registering and qualifying the shares and legal, accounting and printing expenses incurred in connection with preparing this prospectus and marketing the shares, will be incurred in the initial stages of this offering regardless of the amount of proceeds we raise. As result of these up-front expenses, we expect that organization and offering expenses will represent a lower percentage of the gross offering proceeds as the amount of proceeds increases. Based on our estimates of overall organization and offering expenses, we estimate that these expenses will represent 2.0% of the gross offering proceeds if we raise the maximum offering. However, if organization and offering expenses reach 3.0% of the gross offering proceeds, the amount reimbursed would be $11,550,000. Notwithstanding the above, under our articles of incorporation, in no event shall organization and offering expenses, including selling commissions, the dealer manager fee and all other underwriting compensation, exceed 15% of gross offering proceeds.

•	Acquisition and advisory fees are fees and commissions paid by any party to any person in connection with the purchase, development or construction of real estate or the acquisition of real estate related investments. Acquisition and advisory fees do not include acquisition expenses. We will pay Paladin Advisors, as our advisor, acquisition and advisory fees of 2.75% of the contract purchase price of properties we acquire directly or through joint ventures, or with respect to real estate related investments, the appraised value of the underlying property, not to exceed 5.5% of the funds we advance with respect to the investment.

•	Acquisition expenses include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate and real estate related investments. We will reimburse Paladin Advisors for acquisition expenses of up to a maximum of 0.5% of the contract purchase price of properties we acquire directly or through joint ventures, or with respect to real estate related investments, the appraised value of the underlying property, not to exceed 1.0% of the funds we advance with respect to the investment.

•	Our board is responsible for reviewing our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are in the best interest of the stockholders. The independent directors are responsible for reviewing the performance of Paladin Advisors and determining that the compensation to be paid to Paladin Advisors is reasonable in relation to the nature and quality of the services to be performed and that the provisions of the advisory agreement are being carried out. The fees set forth below may not be increased without approval of the independent directors.

	Minimum Offering 200,000 Shares		Maximum Offering Including Shares Sold Pursuant to the Dividend Reinvestment Plan 38,500,000 Shares (1)		Maximum Offering Excluding Shares Sold Pursuant to the Dividend Reinvestment Plan 35,000,000 Shares (1)
	Amount	Percent	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$1,000,000	100%	$385,000,000	100.0%	$350,000,000	100.0%
Less Public Offering Expenses:
Selling Commissions(2)	70,000	7.0%	25,900,000	6.7%	24,500,000	7.0%
Dealer Manager Fee	25,000	2.5%	8,750,000	2.3%	8,750,000	2.5%
Organization and Offering Expenses	30,000	3.0%	8,000,000	2.0%	5,775,000	1.7%

Amount Available for Investment(3)	$875,000	87.5%	$342,350,000	88.9%	$310,975,000	88.8%
Acquisition and Advisory:
Acquisition and Advisory Fees(4)	23,332	2.3%	9,118,281	2.3%	8,282,627	2.4%
Acquisition Expenses(5)	4,242	0.4%	1,657,869	0.4%	1,505,932	0.4%
Initial Working Capital Reserve(6)	—	—	—	—	—	—

Amount Invested in Real Estate Related Investments(7)	$847,426	84.7%	$331,573,850	86.1%	$301,186,441	86%

(Footnotes to “Estimated Use of Proceeds”)

(1)	For the Maximum Offering Including Shares Sold Pursuant to the Dividend Reinvestment Plan, assumes selling commissions of 7.0% of the gross offering proceeds from 35,000,000 shares sold at $10 per share and selling commissions of 4.0% of the gross offering proceeds from 3,500,000 shares sold pursuant to our dividend reinvestment plan at $10 per share. For the Maximum Offering Excluding Shares Sold Pursuant to the Dividend Reinvestment Plan, assumes selling commissions of 7.0% of the gross offering proceeds from 35,000,000 shares sold at $10 per share.
(2)	Until required in connection with the acquisition of real estate or real estate related investments, substantially all of the net proceeds of the offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.
(3)	For purposes of this table, we have assumed that will use the full “Amount Available for Investment” to acquire investments and pay related fees and expenses and that the acquisition and advisory fees will equal 2.75% of the amount invested. As a result, if we raise the minimum offering and 87.5% of those proceeds are applied to investments and related fees and expenses, acquisition and advisory fees would equal 2.3% of the gross offering proceeds. If we raise the maximum offering and 88.9% of those proceeds are applied to investments and related fees and expenses, acquisition and advisory fees would equal 2.3% of gross offering proceeds. For purposes of this table we have also assumed that we will not use debt in making investments. If we raise the maximum of $385 million in the offering and all of our investments are 65% leveraged at the time we make them, total acquisition fees would be approximately $24.6 million. In addition, to the extent any joint venture partners contribute funds for investment by joint ventures in which we invest, those funds would increase the maximum amount of our investments and, as a result, the maximum acquisition fees. At this time, we cannot estimate the amount of funds that may be provided by joint venture partners.

(4)	Assuming full investment of the proceeds of this offering, these acquisition expenses would equal approximately 0.4% of the gross proceeds of this offering. For purposes of this table we have assumed that we will not use debt in making investments. If we raise the maximum of $385 million in this offering and all of our investments are 65% leveraged at the time we make them, the total acquisition expenses for which we could become obligated to reimburse Paladin Advisors would be approximately $4.5 million. In addition, to the extent any joint partners contribute funds for investment by joint ventures in which we invest, those funds would increase the maximum amount of our investments and, as a result, the maximum acquisition expenses. At this time, we cannot estimate the amount of funds that may be provided by joint venture partners.
(5)	Although we do not anticipate establishing a general working capital reserve out of the proceeds from this offering, we may establish capital reserves with respect to particular investments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the capital plan that Paladin Advisors will establish for each of our investments.
(6)	Includes amounts anticipated to be invested in real estate and real estate related investments net of fees and expenses. We estimate that at least 84.7% of the proceeds received from the sale of shares will be used to acquire real estate and to make real estate related investments.

F. SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we may utilize certain sales material in connection with the offering of the shares, although only when accompanied by or preceded by the delivery of this prospectus. The sales material may include:

•	investor sales promotion brochure describing investing in REITs and in Paladin Realty Income Properties, Inc. entitled “Investing in REITs”;

•	cover letters transmitting the prospectus;

•	fact sheet describing the general nature of our business and our investment objectives;

•	slide presentation entitled “Providing Individual Investors Access to Institutional Real Estate Opportunities”; and

•	acquisition fact sheets;

•	welcome letters to new investors;

•	fact sheets describing the background of our board of directors or management or the management of our Advisor;

•	information on our sponsor Paladin Realty Partners, LLC; and

•	copies of the above materials on our web site at www.paladinREIT.com.

All of the foregoing material will be prepared by Paladin Advisors or its affiliates with the exception of the third-party article reprints. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

The offering of shares is made only by means of this prospectus. Although the information contained in the supplemental sales material will not conflict with any of the information contained in this prospectus, such sales material does not purport to be complete, and should not be considered a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or said registration statement or as forming the basis of the offering of the shares.

G. Other Changes

1.	The answer to the question “Do you currently own any investments?” in the “Questions and Answers About this Offering” section on page 3 of the Prospectus is updated with the following:

A:	Yes. Please see the “Initial Acquisition—801 Fiber Optic Drive” section of the Prospectus, as supplemented, for a description of our investments.

2.	The answer to “Who can help answer my questions?” on page 8 of the prospectus is hereby revised in its entirety to the following:

A:	For questions about the offering or to obtain additional copies of this prospectus, contact your registered representative or contact:

Prospect Financial Advisors, LLC

11355 West Olympic Boulevard, Suite 220

Los Angeles, California 90064

888-866-0330

For questions regarding our assets and operations, contact us at:

Investor Relations

Paladin Realty Advisors, LLC

10880 Wilshire Blvd.

Suite 1400

Los Angeles, California 90024

1-866-PAL-REIT

1-866-725-7348

e-mail: investors.relations@paladinREIT.com

www.paladinREIT.com

3.	The following paragraph under the heading “Admission of Stockholders” on page 137 of the prospectus, is hereby replaced in its entirety with the following section.

Admission of Stockholders

After we reach the minimum offering, prior to a subscriber’s admission as a stockholder, funds paid by such subscriber will be deposited with an interest-bearing escrow account. Funds being held in escrow will be released to us as we accept subscriptions. We intend to admit stockholders periodically as subscriptions for shares are received in good order, but not less frequently than monthly. Upon acceptance of subscriptions, subscription proceeds will be transferred from our escrow account into our operating account, out of which we will acquire real estate and make real estate related investments and pay fees and expenses as described in this prospectus. The interest, if any, earned on subscription proceeds prior to their release from our escrow account will be paid only to those subscribers whose funds have been held in escrow for greater than 30 days and that are subsequently accepted by us. Interest will not be paid on subscriptions that are accepted by us within 30 days of being placed in escrow or on subscriptions that we reject. Subscribers residing in Pennsylvania may not be admitted until subscriptions have been received for $19,250,000 and will have the rights to receive a return on their funds described above under “—Minimum Offering.”